

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Jill Ramsey
Chief Executive Officer
A.K.A. Brands Holding Corp.
100 Montgomery Street, Suite 1600
San Francisco, California 94104

>   **Re: A.K.A. Brands Holding Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 7, 2021**
>   **File No. 333-259028**

Dear Ms. Ramsey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed September 7, 2021

Unaudited Pro Forma Consolidated Financial Information
Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

1. Please explain to us why the AUD$5.0 million used in the repurchase of Petal & Pup's 6% equity on August 19, 2021 disclosed in note 6.1.A(b) is not shown as a reduction in cash on the pro forma balance sheet.

You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dieter King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jim Rowe